VIA EDGAR

September 1, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:       Lincoln National Variable Annuity Account H
and The Lincoln National Life Insurance Company
American Legacy® Fusion
File Nos. 811-05721; 333-175888

Ladies and Gentlemen:

The Lincoln National Life Insurance Company filed the initial above-referenced Form N-4 Registration Statement on July 29, 2011. Pursuant to Rule 461 under the Securities Act of 1933, The Lincoln National Life Insurance Company, in its capacity as Depositor for the Registrant, respectfully requests that the effective date of the Registration Statement be accelerated and that the Registration Statement be declared effective on September 6, 2011, or as soon as possible thereafter.

Sincerely,

/s/ Delson R. Campbell

Delson R. Campbell
Vice President

VIA EDGAR

September 1, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:       Lincoln National Variable Annuity Account H
and The Lincoln National Life Insurance Company
American Legacy® Fusion
File Nos. 811-05721; 333-175888

Ladies and Gentlemen:

The Lincoln National Life Insurance Company filed the initial above-referenced Form N-4 Registration Statement on July 29, 2011. Pursuant to Rule 461 under the Securities Act of 1933, Lincoln Financial Distributors Inc., the principal underwriter for the Registrant, respectfully requests that the effective date of the Registration Statement be accelerated and that the Registration Statement be declared effective on September 6, 2011, or as soon as possible thereafter.

Sincerely,

/s/ Thomas O'Neill

Senior Vice President & Director
Thomas O’Neill